SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Amendment No. 5 to
Schedule TO
Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
Expedia, Inc.
(Name of Subject Company (Issuer))
Expedia, Inc.
(Name of Filing Person (Offeror/Issuer))
Common Stock, Par Value $.001 Per Share
(Title of Class of Securities)
30212P105
(CUSIP Number of Class of Securities)
Burke F. Norton, Esq.
Executive Vice President, General Counsel and Secretary
Expedia, Inc.
3150 139th Avenue S.E.
Bellevue, WA 98005
Telephone: (425) 679-7200
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)
Copy to:
Pamela S. Seymon, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Telephone: (212) 403-1000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$3,499,999,950	$107,450

*	Calculated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated by multiplying 116,666,665 (the maximum number of shares originally sought to be repurchased) by the maximum possible tender offer price of $30.00 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, equals $30.70 per million of the value of the transaction.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $107,450	Filing Party: Expedia, Inc.
Form or Registration No.: Schedule TO	Date Filed: June 29, 2007
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Amendment No. 5 to Schedule TO
     This Amendment No. 5 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “Commission”) on June 29, 2007 (the “Schedule TO”) by Expedia, Inc., a Delaware corporation (“Expedia”), as amended by Amendment No. 1 to Schedule TO filed with the Commission on June 29, 2007, Amendment No. 2 to Schedule TO filed with the Commission on July 23, 2007, Amendment No. 3 to Schedule TO filed with the Commission on July 25, 2007 and Amendment No. 4 to Schedule TO filed with the Commission on August 2, 2007, relating to the tender offer by Expedia pursuant to which Expedia is offering to purchase for cash up to 25,000,000 shares of Expedia’s common stock, par value $.001 per share (“Shares”), at a price determined by Expedia of not more than $30.00 nor less than $27.50 per Share, net to the seller in cash, without interest. The offer to purchase is made upon the terms and subject to the conditions set forth in the offer to purchase, dated June 29, 2007 (the “Offer to Purchase”), the related letter of transmittal (the “Letter of Transmittal”), and the supplement to the Offer to Purchase, dated July 25, 2007 (the “Supplement”), which together, as each may be amended or supplemented from time to time, constitute the “Offer.”
     This Amendment No. 5 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase, the Letter of Transmittal and the Supplement were previously filed with the Schedule TO as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(H), respectively. The information in the Offer to Purchase and the Supplement is incorporated into this Amendment No. 5 to the Schedule TO by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented as provided herein.
Item 10. Financial Statements.
     (a) Financial Information. On August 3, 2007, Expedia filed its Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 (the “second quarter 10-Q”). The financial information included in Part I (beginning on page 2) of the second quarter 10-Q is incorporated herein by reference.
Item 11. Additional Information.
     (b) Other Material Information. The second quarter 10-Q filed by Expedia on August 3, 2007 is incorporated herein by reference.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EXPEDIA, INC.
By:	/s/ Burke F. Norton
	Name:	Burke F. Norton
	Title:	Executive Vice President, General Counsel & Secretary

Dated: August 6, 2007